UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CHEMUNG FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

164024 10 1
(CUSIP Number)

David J. Dalrymple, 274 Coleman Avenue, Elmira, New York 14903;
Telephone: (607) 737-5077 with a copy to John R. Alexander, Esq., Sayles & Evans, One West Church Street, Elmira, New York 14901; Telephone: (607) 734-2271
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ' ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 164024 10 1

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
David J. Dalrymple S.S.# XXX-XX-XXXX

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power	1,433
Beneficially Owned by	8.	Shared Voting Power	383,836
Each Reporting Person With	9.	Sole Dispositive Power	1,433
	10.	Shared Dispositive Power	383,836
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	385,269
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	10.93%
14.		Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
Robert H. Dalrymple S.S.# XXX-XX-XXXX

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power	236,684
Beneficially Owned by	8.	Shared Voting Power	78,316
Each Reporting Person With	9.	Sole Dispositive Power	236,684
	10.	Shared Dispositive Power	78,316
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	315,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	8.93%
14.		Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
Catherine D. Smith S.S.#XXX-XX-XXXX

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power	117,056
Beneficially Owned by	8.	Shared Voting Power	7,730
Each Reporting Person With	9.	Sole Dispositive Power	117,056
	10.	Shared Dispositive Power	7,730
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	124,786
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	3.54%
14.		Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Holding Corporation E.I. No. 16-1137772

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization New York

Number of Shares	7.	Sole Voting Power	0
Beneficially Owned by	8.	Shared Voting Power	59,416
Each Reporting Person With	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	59,416
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	59,416
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	1.69%
14.		Type of Reporting Person (See Instructions)	CO

Instructions for Cover Page

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 164024 10 1

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
Dalrymple Family Limited Partnership E.I. No. 16-1478376

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization New York

Number of Shares	7.	Sole Voting Power	0
Beneficially Owned by	8.	Shared Voting Power	305,520
Each Reporting Person With	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	305,520
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	305,520
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	8.67%
14.		Type of Reporting Person (See Instructions)	PN

Instructions for Cover Page

(1) Names and L R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only).
Joanne F. Dalrymple S.S.# XXX-XX-XXXX

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power	0
Beneficially Owned by	8.	Shared Voting Power	305,520
Each Reporting Person With	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	305,520
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	305,520
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X
13.		Percent of Class Represented by Amount in Row (11)	8.67%
14.		Type of Reporting Person (See Instructions)	IN

Instructions for Cover Page

(1) Names and I. R. S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself -including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

Item 1. Security and Issuer.

Common Stock, Par Value $0.01

Chemung Financial Corporation
One Chemung Canal Plaza
Elmira, NY 14902

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented so that the first paragraph thereof reads as follows:

Pursuant to Rules 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned David J. Dalrymple, Catherine D. Smith, Joanne F. Dalrymple, Robert H. Dalrymple, Dalrymple Holding Corporation, a New York Corporation, and Dalrymple Family Limited Partnership, a New York limited partnership, hereby file this Schedule 13D Statement jointly. The above-named persons are hereinafter sometimes collectively referred to as "the Reporting Persons." The Reporting Persons are making this single, joint filing because certain of the Reporting Persons may be deemed to share beneficial ownership over certain shares of the Common Stock of the Issuer as a result of family relationships among certain of the Reporting Persons. Any such beneficial ownership is expressly disclaimed by the Reporting Persons. The Reporting Persons are also making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13 (d) (3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

David J. Dalrymple

(a) Name
David J. Dalrymple

(b) Residence Address

274 Coleman Avenue
Elmira, NY 14903

(c) Present Principal Occupation

President of Dalrymple Holding Corporation

(d), (e) Legal Proceedings

None

(f) Citizenship

United States

Robert H. Dalrymple

(a) Name

Robert H. Dalrymple

(b) Residence Address

875 Upland Drive
Elmira, NY 14905

(c) Present Principal Occupation

Vice President & Secretary of Dalrymple Holding Corporation

(d), (e) Legal Proceedings

None

(f) Citizenship

United States

Catherine D. Smith

(a) Name

Catherine D. Smith

(b) Residence Address

430 Pine Drive
Jackson, WY 83001

(c) Present Principal Occupation

None

(d), (e) Legal Proceedings

None

(f) Citizenship

United States

Joanne F. Dalrymple

(a) Name

Joanne F. Dalrymple

(b) Residence Address

274 Coleman Avenue
Elmira, NY 14903

(c) Present Principal Occupation

None

(d), (e) Legal Proceedings

None

(f) Citizenship

United States

Dalrymple Holding Corporation

(a) Name

Dalrymple Holding Corporation

(b) State of Organization

New York

(c) Principal Business

Parent company of several construction companies

(d) Principal Business Address

2105 South Broadway
Pine City, NY 14871

(e), (f) Legal Proceedings

None

The directors and executive officers of Dalrymple Holding Corporation are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address (or residence address where indicated);

(iii) present principal corporation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, neither Dalrymple Holding Corporation nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dalrymple Family Limited Partnership

(a) Name

Dalrymple Family Limited Partnership

(b) State of Organization

New York

(c) Principal Business

Investing Partnership

(d) Principal Business Address

2105 South Broadway
Pine City, NY 14871

(e), (f) Legal Proceedings

None

David J. Dalrymple and Joanne F. Dalrymple are the two general partners of Dalrymple Family Limited Partnership. David J. Dalrymple and Joanne W. Dalrymple and their children are the limited partners of said partnership. Pursuant to the terms of the partnership agreement, said general partners share voting and dispositive powers with respect to all assets owned by said partnership, decisions to be made by a majority vote with each general partner entitled to cast one vote for each percentage point, or fraction thereof, of such general partners' partnership percentage in effect as of the date of such vote. The limited partners have no power to vote or direct the voting of or dispose or direct the disposition of partnership assets.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following to the end thereof:

Since August 11, 2005, David J. Dalrymple has acquired 8,726 shares by purchase for cash in the open market in numerous separate trades at prices ranging from $29.50 to $33.15 per share and, in addition, has acquired 2,041 shares by grant from the Issuer.

Since August 11, 2005, Robert H. Dalrymple has acquired 1,667 shares by grant from the Issuer.

On December 31, 2007, Joanne F. Dalrymple acquired the power to vote or to direct the voting or to dispose or direct the disposition of 305,520 shares held by the Dalrymple Family Limited Partnership when she became a general partner of the limited partnership. No consideration was paid by Joanne F. Dalrymple in connection with her acquisition of an interest as general partner in the limited partnership.

None of Catherine D. Smith, Dalrymple Holding Company or Dalrymple Family Limited Partnership has acquired any shares since August 11, 2005.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting it in its entirety and inserting the following in place thereof:

"The Reporting Persons acquired the shares of stock of the Issuer reported herein for investment purposes only. Except as set forth below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D.

David J. Dalrymple was elected to the Board of Directors of the Issuer in 1993 and continues to serve on the Board of Directors as Chairman of the Board. Robert H. Dalrymple was elected to the Board of Directors of the Issuer in 1995 and continues to serve on the Board of Directors. Neither David J. Dalrymple nor Robert H. Dalrymple has any plans to seek to acquire control of the Issuer as a result of their membership on the Issuer's Board of Directors.

Depending on market conditions and other factors that each may individually deem material to its investment decisions, each of the Reporting Persons may purchase additional shares of the common stock of the Issuer in open market or private transactions or may dispose of all or a portion of the shares of common stock of the Issuer that such Reporting Person now owns or may hereafter acquire either in the open market or in privately negotiated transactions."

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting part (a) in its entirety and inserting the following in place thereof:

"(a)

David J. Dalrymple

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 385,269. This number consists of 1,433 shares held directly in David J. Dalrymple's name, 59,416 shares held by Dalrymple Holding Corporation, 305,520 shares held by Dalrymple Family Limited Partnership and 18,900 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which David J. Dalrymple is a 23.1% owner, of which shares David J. Dalrymple disclaims any beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that David J. Dalrymple may be deemed to beneficially own is 10.93%.

Robert H. Dalrymple

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 315,000. This number consists of 236,684 shares held directly in Robert H. Dalrymple's name, 59,416 shares held by Dalrymple Holding Corporation, and 18,900 shares held as co-trustee of trusts under the Will of Mary Ellen Dalrymple. This number does not include 30,230 shares of the Issuer held by Susquehanna Supply Company, of which Robert H. Dalrymple is a 23.1% owner nor does it include 6,246 shares owned by his spouse, Elizabeth T. Dalrymple, of which shares Robert H. Dalrymple disclaims any beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Robert H. Dalrymple may be deemed to beneficially own is 8.93%.

Catherine D. Smith

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 124,786. This number consists of 117,056 shares held directly in Catherine D. Smith's name, 3,922 shares held jointly with her spouse, and 3,808 shares held by Catherine D. Smith as custodian for her children under the New York State Gifts to Minors Act. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Catherine D. Smith may be deemed to beneficially own is 3.62%.

Joanne F. Dalrymple

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that David Joanne F. Dalrymple may be deemed to beneficially own is 305,520. This number consists of 305,520 shares held by Dalrymple Family Limited Partnership. This number does not include 79,749 shares of which her spouse, David J. Dalrymple, may be deemed the beneficial owner, of which shares Joanne F. Dalrymple disclaims any beneficial ownership. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Joanne F. Dalrymple may be deemed to beneficially own is 8.68%.

Dalrymple Holding Corporation

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 59,416. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Holding Corporation beneficially owns is 1.69%.

Dalrymple Family Limited Partnership

For purposes of Section 13(d) of the Exchange Act, including the Rules and Regulations thereunder, the aggregate number of shares of the Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 305,520 shares. The aggregate percentage of the issued and outstanding Common Stock of the Issuer that Dalrymple Family Limited Partnership may be deemed to beneficially own is 8.67%."

Item 5 is further amended by deleting part (b) in its entirety and inserting the following in place thereof:

"(b)

David J. Dalrymple

David J. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 383,836 shares of the Common Stock of the Issuer and has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 1,433 shares.

Robert H. Dalrymple

Robert H. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 78,316 shares of the Common Stock of the Issuer and has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 236,684 shares.

Catherine D. Smith

Catherine D. Smith may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 7,730 shares of the Common Stock of the Issuer and has sole power to vote or direct the voting and sole power to dispose or direct the disposition of 117,056 shares.

Joanne F. Dalrymple

Joanne F. Dalrymple may be deemed to share power to vote or direct the voting and share power to dispose or direct the disposition of 305,520 shares of the Common Stock of the Issuer.

Dalrymple Holding Corporation

Dalrymple Holding Corporation has shared voting and dispositive power over 59,416 shares of the Common Stock of the Issuer.

Dalrymple Family Limited Partnership

Acting through its two general partners, Dalrymple Family Limited Partnership has voting and dispositive power over 305,520 shares of the Common Stock of the Issuer."

Item 5 is further amended by deleting part (c) in its entirety and inserting the following in place thereof:

"(c)

David J. Dalrymple

On December 26, 2007, David J. Dalrymple ceased to be the custodian of 3,808 shares held for the benefit of his sons under New York's Uniform Gifts to Minors Act and, accordingly, ceased to have any power to vote or direct the voting or dispose or direct the disposition of such shares.

On December 26, 2007, the Dalrymple Family Limited Partnership redeemed the partnership interests of Catherine D. Smith and Robert H. Dalrymple, both general partners and limited partners of the limited partnership, distributing amounts of shares of common stock of the Issuer proportionate to the redeemed partners' respective interests in the limited partnership. As a result of such redemptions, the total amount of shares of common stock of the Issuer held by the limited partnership was reduced to 305,520, and David J. Dalrymple ceased to have any beneficial ownership of the shares distributed by the limited partnership in such redemptions.

On January 15, 2008, David J. Dalrymple acquired 765 additional shares by grant of the Issuer.

Robert H. Dalrymple

On December 26, 2007, the Dalrymple Family Limited Partnership redeemed 100% of the partnership interests of Robert H. Dalrymple, a general partner and limited partner of the limited partnership, distributing amounts of shares of common stock of the Issuer proportionate to his interests in the limited partnership. As a result of such redemptions, Robert H. Dalrymple received 170,327 shares from the limited partnership and ceased to have any voting or dispositive rights or powers with respect to any of the shares held by the limited partnership post-redemption.

On January 15, 2008, Robert H. Dalrymple acquired 587 additional shares by grant of the Issuer.

Catherine D. Smith

On December 26, 2007, the Dalrymple Family Limited Partnership redeemed 100% of the partnership interests of Catherine D. Smith, a general partner and limited partner of the limited partnership, distributing amounts of shares of common stock of the Issuer proportionate to her interests in the limited partnership. As a result of such redemptions, Catherine D. Smith received 107,856 shares from the limited partnership and ceased to have any voting or dispositive rights or powers with respect to any of the shares held by the limited partnership post-redemption.

Joanne F. Dalrymple

Joanne F. Dalrymple effected no transactions in the Common Stock of the Issuer during the past sixty (60) days.

Dalrymple Holding Company

Dalrymple Holding Company effected no transactions in the Common Stock of the Issuer during the past sixty (60) days.

Dalrymple Family Limited Partnership

On December 26, 2007, the Dalrymple Family Limited Partnership redeemed 100% of the partnership interests of Catherine D. Smith and Robert H. Dalrymple, both general partners and limited partners of the limited partnership, distributing 278,683 shares of common stock of the Issuer. As a result of such redemptions, the total amount of shares of common stock of the Issuer held by Dalrymple Family Limited Partnership was reduced to 305,520, and the limited partnership ceased to have any beneficial ownership of the shares distributed by the limited partnership in such redemptions.

Item 5 is further amended by deleting part (e) in its entirety and inserting the following in place thereof:

"(e)

Catherine D. Smith

On December 26, 2007, Catherine D. Smith ceased to be a general partner of the Dalrymple Family Limited Partnership and so ceased to have any right to vote or direct the voting or dispose or direct the disposition of any shares held by the limited partnership. As a result, Catherine D. Smith ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer on such date.

Dalrymple Holding Company

Dalrymple Holding Company has never been the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer, but has voluntarily reported its holdings on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting it in its entirety and inserting the following in the place thereof:

David J. Dalrymple and Robert H. Dalrymple are siblings. As a result of their close family relationship, the above-named individuals communicate regularly about a variety of concerns, including financial matters. Although there are no implicit or explicit arrangements, understandings or contracts between said persons with respect to the shares of this Issuer, they each may rely in part on the advice and opinions of the other when making individual voting or dispositive decisions with respect to such shares. Each of David J. Dalrymple and Robert H. Dalrymple expressly disclaims any beneficial ownership of any and all shares owned by the other.

David J. Dalrymple and Joanne F. Dalrymple are married to each other. As a result of their close family relationship, the above-named individuals communicate regularly about a variety of concerns, including financial matters. Although there are no implicit or explicit arrangements, understandings or contracts between said persons with respect to the shares of this Issuer (other than pursuant to the terms of the Agreement of Limited Partnership of the Dalrymple Family Limited Partnership as described at Item 2 hereof), they each may rely in part on the advice and opinions of the other when making individual voting or dispositive decisions with respect to such shares. Each of David J. Dalrymple and Joanne F. Dalrymple expressly disclaims any beneficial ownership of any and all shares owned by the other.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following as Exhibits to the Schedule 13D:

(1) Joint Filing Agreement, dated February 11, 2008, among David J. Dalrymple, Robert H. Dalrymple, Catherine D. Smith, Joanne F. Dalrymple, Dalrymple Holding Corporation and Dalrymple Family Limited Partnership.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008
Signature:	/s/ David J. Dalrymple David J. Dalrymple
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008
Signature:	/s/Jane H. Adamy Robert H. Dalrymple By Jane H. Adamy under Power of Attorney
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008
Signature:	/s/Jane H. Adamy Catherine D. Smith By Jane H. Adamy under Power of Attorney
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008
Signature:	/s/Jane H. Adamy Joanne F.Dalrymple By Jane H. Adamy under Power of Attorney
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008
DALRYMPLE HOLDING CORPORATION
Signature:	By: /s/ David J. Dalrymple
Name: Title:	David J. Dalrymple President
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2008	DALRYMPLE FAMILY LIMITED PARTNERSHIP
Signature:	By: /s/ David J. Dalrymple
Name: Title:	David J. Dalrymple General Partner
Dated: February 11, 2008
Signature:	By: /s/Jane H. Adamy
Joanne F. Dalrymple
General Partner
By Jane H. Adamy under Power of Attorney

EXHIBIT INDEX
Exhibit No.	Description	Page No.
1	Joint Filing Agreement between David J. Dalrymple, Robert H. Dalrymple, Catherine D. Smith, Joanne F. Dalrymple, Dalrymple Holding Corporation and Dalrymple Family Limited Partnership	Attached as graphic
2	Power of Attorney from David J. Dalrymple dated August 8, 2005	Attached as graphic
3	Power of Attorney from Robert H. Dalrymple dated August 8, 2005	Attached as graphic
4	Power of Attorney from Catherine A. Smith dated August 8, 2005	Attached as graphic
SCHEDULE I	The name and present principal occupation of each of the executive officers and directors of Dalrymple Holding Corporation	22

EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, as amended by Amendment No. 7, dated [date] (the "Schedule 13D") with respect to the Common Stock, par value $0.01 per share, of Chemung Financial Corporation is, and any further amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, and that this agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 11th day of February, 2008.

/s/ David J. Dalrymple David J. Dalrymple.
/s/Jane H. Adamy Robert H. Dalrymple By Jane H. Adamy under Power of Attorney
/s/Jane H. Adamy Catherine D. Smith By Jane H. Adamy under Power of Attorney
/s/Jane H. Adamy Joanne F. Dalrymple By Jane H. Adamy under Power of Attorney
DALRYMPLE HOLDING CORPORATION By: /s/David J. Dalrymple David J. Dalrymple, President
DALRYMPLE FAMILY LIMITED PARTNERSHIP By: /s/ David J. Dalrymple David J. Dalrymple, General Partner

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Dalrymple Holding Corporation are set forth below. Unless otherwise noted, each of theses persons is a United States citizen and has as his or her business address 2105 South Broadway, Pine City, New York 14871.

Name	Position with Reporting Person	Principal Occupation
David J. Dalrymple	President	Same
Edward C. Dalrymple, Jr.	Vice President & Treasurer	Same
Robert H. Dalrymple	Vice President & Secretary	Same

POWER OF ATTORNEY

Know all men by these presents that the undersigned hereby constitutes and appoints each of Jan P. Updegraff, Jane H. Adamy, James E. Corey III, and J. Philip Hunter, signing singly, his true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of August, 2005.

David J. Dalrymple

State of New York)
: ss.
County of Chemung)

On the 8th day of August, in the year 2005, before me, the undersigned, a notary public in and for said state, personally appeared David J. Dalrymple, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Jeanne P. Forrest
Notary Public

JEANNE P FORREST
Notary Public No OIFO6003327
State of New York Chemung County
Commission Expires March 16 20 06

Power of Attorney

Know all ~~men~~ by these presents that the undersigned hereby constitutes and appoints each of Jane H. Adamy, Ronald M. Bentley, James E. Corey III, and JOHN ALEXANDER signing singly, his/her true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8 day of FEBRUARY, 2008.

Joanne E. Dalrymple

Joanne E. Dalrymple

State of New York)
: ss.
County of Chemung)

On the 8 day of February, in the year 2008, before me, the undersigned, a notary public in and for said state, personally appeared Joanne E. Dalrymple, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Kathleen S McKillip

Notary Public

KATHLEEN S. McKILLIP
Notary Public, State of New York
No. 5076332
Qualified in Chemung County
Commission Expires April 28, 2011

POWER OF ATTORNEY

Know all men by these presents that the undersigned hereby constitutes and appoints each of Jan P. Updegraff, Jane H. Adamy, James F. Corey III, and J. Philip Hunter, signing singly, his true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of August, 2005.

Robert H Dalrymple

Robert H. Dalrymple

State of New York)
: ss.
County of Chemung)

One the 8th day of August, in the year 2005, before me, the undersigned, a notary public in and for said state, personally appeared Robert H. Dalrymple, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Jeanne P. Forrest

Notary Public

JEANNE P FORREST
Notary Public No OIFO6003327
State of New York, Chemung County
Commission Expires March 16 20 06

POWER OF ATTORNEY

Know all men by these presents that the undersigned hereby constitutes and appoints each of Jan F. Updegraff, Jane H. Adamy, James E. Corey III, and J. Philip Hunter, signing singly, his true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder or any other form, statement, certification or representation required under the federal securities laws including Forms 144 and 13D (hereinafter collectively referred to as "Forms");

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing of such Forms with the United States Securities and Exchange Commission and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. This Power of Attorney shall remain in effect until revoked. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or any other federal securities laws.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8 day of Aug, 2005.

Catherine A. Smith
Catherine A. Smith

State of Wyoming )
: ss.
County of Teton )

On the 8 day of August 2005, in the year 2005, before me, the undersigned, a notary public in and for said state, personally appeared Catherine A. Smith, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Karen M. Fox Notary Public
County of Teton State of Wyoming
My Commission Expires August 20, 2005

Karen M. Fox
Notary Public